Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Avenue Toronto, ON M5J 1T1 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS THIRD QUARTER 2015 RESULTS

Toronto, ON – November 5, 2015. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three- and nine months ended September 30, 2015. All amounts in this release are in U.S. dollars unless otherwise stated.

Highlights

•

Gryphon Deposit adds 43 Million Pounds of Uranium Resource at the Wheeler River Property: The Company completed an initial mineral resource estimate for the basement hosted Gryphon uranium deposit, which is located three kilometres to the northwest of the high-grade Phoenix deposit.

The Gryphon deposit is estimated to contain an inferred mineral resource of 43.0 million U3O8 at an average grade of 2.3% U3O8. When combined with the high-grade Phoenix deposit, Wheeler River now contains an indicated resource of 70.2 million pounds U3O8 at a grade of 19.1% U3O8 and inferred resources totaling 44.1 million pounds U3O8 at a combined grade of 2.4%. The significant increase to the mineral resource estimate at Denison’s 60% owned Wheeler River property establishes the project as one of the largest and highest grade undeveloped uranium projects in the Athabasca Basin region.

•

Appointment of Lukas Lundin as the Company’s Executive Chairman: Throughout his career, Mr. Lundin has been responsible for various resource discoveries, including the multi-million ounce Veladero gold deposit. Mr. Lundin has also led numerous companies through very profitable business acquisitions and mergers, including the sale of Red Back Mining Inc. Mr. Lundin currently sits on the Board of a number of publicly traded companies and has served as a director of Denison since 1997.

•

Continued Exploration Success at the Wheeler River Property: The summer drilling program was completed with a total of 24,468 metres of drilling in 34 drill holes. The best result was drill hole WR-604, which intersected 6.3% U3O8 over 5.5 metres (779.0 to 784.5 metres), followed by 11.6% U3O8 over 1.0 metres (790.0 to 791.0 metres), extending the Gryphon Zone of mineralization approximately 50 metres in the down-dip direction.

Twenty additional drill holes were completed in the general K North area surrounding the Gryphon Zone, to evaluate a variety of targets and identify additional mineralization. The best result from these targets was in drill hole WR-612, located 200 metres south of the unconformity mineralization identified on the WR-595/597 section during the winter 2015 exploration program. WR-612 intersected 2.4% U3O8 over 2.5 metres, approximately 25 metres below the unconformity.

•

Other pipeline exploration properties provide exciting Summer 2015 Drilling results: Promising results were achieved at some of Denison’s pipeline properties, including at Denison’s 58.94% owned Murphy Lake project, where the first drill hole of the summer 2015 program intersected a new zone of uranium mineralization. Drill hole MP-15-03 returned 0.25% U3O8 over 6.0 metres (270.0 to 276.0 metres) at the unconformity.

•

Positive Cash flow from toll milling on track to exceed initial 2015 guidance: The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 6.7 million pounds U3O8 in the first nine months of 2015 for the Cigar Lake Joint Venture (“CLJV”), generating toll milling revenues for Denison of $1.9 million. If production continues at current rates, the McClean Lake mill could produce more than 10 million packaged pounds of U3O8 by the end of this year (previously targeted at six to eight million packaged pounds). The Company’s share of toll milling revenues for the year is now expected to be approximately $2.5 million.

•

Update on sale of Mongolian interests: During the second quarter, Denison entered into a share purchase agreement with Uranium Industry a.s. (“UI”), of the Czech Republic, which provided that UI would acquire all of Denison’s interest in uranium projects and operations located in Mongolia in exchange for cash consideration of $20 million, payable upon the achievement of specified milestones and subject to various conditions on closing (the “Mongolian Transaction”). The sale did not close as expected by September 8, 2015, as certain conditions were not satisfied. Denison remains the owner of its Mongolian interests and continues to pursue the closing of a transaction to sell its Mongolian interests to UI.

•

Denison and Fission Uranium Corp. (“Fission”) terminate arrangement agreement: On July 27, 2015, Denison entered into an agreement to combine its business with Fission by way of a court approved plan of arrangement (the “Arrangement”). Denison’s shareholders strongly supported the Arrangement. Although a majority of the Fission shareholders approved the Arrangement by the proxy voting deadline, the required two-thirds approval was not obtained. As a result, on October 13, 2015, the Arrangement was terminated.

Mineral Property Exploration

Global exploration expenditures were $3,919,000 and $13,065,000 during the three and nine months ended September 30, 2015, with approximately 92% of exploration expenditures being incurred in Canada.

Denison’s share of exploration spending on its Canadian properties was $3,753,000 and $12,007,000 during the three and nine months ended September 30, 2015, as compared to $3,099,000 and $12,593,000 during the same periods in 2014. Exploration spending in Canada is seasonal with spending higher during the winter drilling programs (January to mid-April) and summer drilling programs (June to mid-October) in the Athabasca Basin.

Wheeler River

The Wheeler River property lies in close proximity to existing mining and milling infrastructure between the McArthur River Mine and the Key Lake mill complex in the Athabasca Basin in northern Saskatchewan – this infrastructure includes the provincial power grid, provincial highways, air transportation and multiple uranium processing facilities, including the 22.5% Denison owned McClean Lake mill. Denison is the operator and holds a 60% interest in the project, while Cameco holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest. Denison’s share of exploration costs at Wheeler River amounted to $1,829,000 and $4,604,000, respectively, during the three and nine months ended September 30, 2015, compared to $1,423,000 and $4,209,000 in the same periods in 2014.

A total of 24,468 metres of drilling was completed in 34 drill holes during the summer program at Wheeler River, all of which were completed by September 30, 2015. The winter 2015 drilling program was completed in April 2015, with a total of 17,700 metres in 26 holes.

Increased Mineral Resource Estimate at Wheeler River

With the receipt of the final chemical assays from the drilling completed at Gryphon this summer, the Company completed an initial mineral resource estimate for the basement hosted Gryphon uranium deposit, which is located three kilometres to the northwest of the high-grade Phoenix deposit. When combined with the Phoenix deposit, Wheeler River now contains an indicated resource of 70.2 million pounds U3O8 at a grade of 19.1% U3O8 and inferred resources totaling 44.1 million pounds U3O8 at a combined grade of 2.4% – establishing Wheeler River as one of the largest and highest grade undeveloped uranium projects in the Athabasca Basin region.

The following table summarizes the mineral resource estimate for Wheeler River by deposit and classification. Mineral resources for the Phoenix deposit were last updated in 2014 to reflect the expansion of the high-grade zone. As no drilling has been completed since 2014, the resource estimate for the Phoenix deposit remains current.

2015 Wheeler River Property Mineral Resource Estimate Summary(1)(4)

Deposit	Category	Tonnes	Grade (% U3O8)	Million Pounds U3O8 (100% Basis)	Million Pounds U3O8 (Denison’s Share)
Gryphon(2)	Inferred	834,000	2.3	43.0	25.8
Phoenix(3)	Indicated	166,000	19.1	70.2	42.1
Phoenix(3)	Inferred	9,000	5.8	1.1	0.7

(1)	CIM Definitions were followed for classification of mineral resources.
(2)	Mineral resources for the Gryphon deposit are reported above a cut-off grade of 0.2% U3O8. The cut-off grade is based on internal conceptual studies and a price of US$50 per lb U3O8.
(3)	Mineral resources for the Phoenix deposit are reported above a cut-off grade of 0.8% U3O8. The cut-off grade is based on internal conceptual studies and a price of US$50 per lb U3O8.
(4)	Numbers may not add due to rounding.

The mineral resource estimate was completed by RPA Inc (“RPA”), in accordance with National Instrument 43-101 (“NI 43-101”). For the Gryphon deposit, RPA used data collected from four surface diamond drilling campaigns completed during the last two years. Uranium grade data is comprised of chemical assays on half split drill core samples. Drill core recovery in the Gryphon deposit area is good, and therefore no down-hole gamma probe data was required for the estimate. The mineral resource estimate for the Gryphon deposit was classified as inferred based on the drill hole spacing and apparent continuity of mineralization.

Gryphon Drilling

The Gryphon deposit, located approximately three kilometres northwest of the high grade Phoenix uranium deposit, was discovered in 2014. The highest grade intersection to date at Gryphon was returned from drill hole WR-573D1, which intersected 22.2% U3O8 over 2.5 metres.

Seven of the 12 drill holes completed during the winter 2015 program, targeting extensions of the Gryphon zone, intersected significant uranium mineralization. As a result, the zone was extended up-plunge, down-plunge, and up-dip on two sections. Following up on the success from the winter program, seven drill holes completed during the summer 2015 program were designed to complete a 50 metre x 50 metre spaced drill pattern at Gryphon and outline the extent of the mineralization in the down-dip and down-plunge directions. The best result was in drill hole WR-604, which intersected 6.3% U3O8 over 5.5 metres (779.0 to 784.5 metres), followed by 11.6% U3O8 over 1.0 metres (790.0 to 791.0 metres)—extending the previously identified zone of mineralization approximately 50 metres in the down-dip direction.

Exploration in the K North Area

The K North Area is a new area of highly prospective targets surrounding the Gryphon Zone. This Area together with the K Central Area define a contiguous geological trend that runs along the western side of the Wheeler River property for approximately six kilometers and remains largely untested.

During the winter 2015 exploration program, 14 drill holes were completed to explore for other areas of mineralization along strike to the south of the Gryphon deposit. This resulted in the discovery of a new zone of uranium mineralization, occurring at the unconformity, 800 metres to the south of Gryphon. The discovery was highlighted by the results in drill holes WR-595 and WR-597.

Following the discovery of the new zone of uranium mineralization occurring at the unconformity, the summer 2015 exploration program followed up with 20 drill holes in the K North Area, to the south, north and west of Gryphon, to evaluate a variety of targets and identify additional mineralization. The best result from these targets was in drill hole WR-612, located 200 metres south of the unconformity mineralization identified on the WR-595/597 section during the winter 2015 exploration program. WR-612 intersected 2.4% U3O8 over 2.5 metres, approximately 25 metres below the unconformity.

Exploration Pipeline Properties

During the summer 2015 exploration program, Denison carried out exploration or geophysical surveys on nine other properties within its landholdings on the eastern side of the Athabasca Basin. Work on these pipeline exploration projects continues to deliver encouraging results.

Murphy Lake – The first drill hole of the summer 2015 program intersected a new zone of uranium mineralization. Assays for drill hole MP-15-03 returned 0.25% U3O8 over 6.0 metres (270.0 to 276.0 metres). As the mineralization is interpreted to be horizontal and the drill holes are steeply inclined, the true thickness is expected to be at least 75% of the intersection length. Murphy Lake is located approximately 30 kilometres northwest of the McClean Lake mill and is a joint venture with Eros Resources Inc. (41.06% interest). The 2015 program at Murphy Lake is being fully funded by Denison as a result of Eros’ choice to dilute its interest.

Waterbury Lake – Work was focused on the Oban target area. Ground geophysical surveys completed earlier in the year improved the geological interpretation of the area and highlighted several drill targets that were tested during the summer drilling program. The best result was obtained from drill hole WL-425, which intersected 6.5 metres of elevated uranium from 239.5 to 246.0 metres that included 0.3% U3O8 over 0.5 metres and 0.1% U3O8 over 0.5 metres. Waterbury Lake is a joint venture between Denison (61.55% interest and operator) and the Korea Waterbury Uranium Limited Partnership (38.45% interest). On September 30, 2015, Denison earned an additional 1.55% interest in the Waterbury Lake project.

Crawford Lake – A large zone of intense sandstone alteration along the CR-2 and CR-5 conductors was extended by the summer drilling program and has now been confirmed over a strike length of 2.9 kilometres. While no significant uranium mineralization was intersected in 2015, the volume and tenor of the alteration system is encouraging and remains a priority for future exploration activities. Crawford Lake is 100% owned by Denison.

Africa

Exploration expenses in Africa during the three and nine months ended September 30, 2015 were $153,000 and $677,000, respectively. During the same periods in 2014, exploration expenses were $288,000 and $689,000. Exploration activity planned for 2015 has been designed to maintain the Company’s claims in good standing while advancing the exploration potential of its assets as part of a strategy to pursue a spin-out or disposal transaction when market conditions permit.

In Zambia, an excavator trenching program was completed during the second quarter of 2015 and a program of surficial geochemistry was subsequently completed during the third quarter of 2015. Results of the trenching and geochemistry programs are positive and several drill-ready targets have been identified.

In Mali, an application was made to renew the Falea exploration permit in February 2015. The convention for a new permit was signed by the Minister of Mines in July 2015 and the final exploration permit was issued during the third quarter.

An independent mineral resource estimate has been completed for the Falea deposit and is summarized in the table below.

2015 Falea Property Mineral Resource Estimate Summary

Category	Tonnes (Million tonnes)	U3O8 (%)	Cu (%)	Ag (Grams per Tonne)	U3O8 (Million Pounds)	Cu (Million Pounds)	Ag (Million Ounces)
Indicated	6.88	0.115	0.161	72.8	17.4	24.4	16.11
Inferred	8.78	0.069	0.200	17.3	13.4	38.7	4.90

The Falea deposit mineral resource estimate was completed by RPA in accordance with NI 43-101.

Mongolia

Exploration expenditures on the GSJV properties totaled $13,000 and $381,000 during the three and nine months ended September 30, 2015, compared to $42,000 and $332,000 during the same periods in 2014. Expenditures in both periods were primarily related to annual license payments, required to maintain the GSJV properties in good standing while the Company explored strategic alternatives regarding its ownership interest in the GSJV.

Financial Results

(in thousands)	As at September 30, 2015	As at December 31, 2014
Financial Position:
Cash and cash equivalents	$7,061	$18,640
Short term investments	7,527	4,381
Long term investments	466	954

Cash, cash equivalents and investments	$15,054	$23,975

Working capital	$13,687	$22,542
Property, plant and equipment	$227,192	$270,388
Total assets	$257,035	$311,330
Total long-term liabilities	$35,427	$42,291

	Three Months Ended		Nine Months Ended
(in thousands, except for per share amounts)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Results of Operations:
Total revenues	$3,526	$2,351	$8,783	$6,883
Net loss	$(21,432)	$(2,820)	$(35,360)	$(27,051)
Basic and diluted loss per share	$(0.04)	$(0.01)	$(0.07)	$(0.06)

Revenue

During 2015, the McClean Lake mill continued to process ore received from the Cigar Lake mine under a toll milling agreement. The mill packaged approximately 6.7 million pounds U3O8 for the CLJV. The Company’s share of toll milling revenue from processing Cigar Lake ore at the McClean Lake mill, during the three and nine months ended September 30, 2015, totaled $982,000 and $1,904,000, respectively. In 2014, toll milling revenue was only recognized in the fourth quarter, as the first drums of CLJV uranium were packaged in October 2014.

Revenue from DES during the three and nine months ended September 30, 2015 was $2,113,000 and $5,527,000, respectively, compared to $1,956,000 and $5,263,000 during the same periods in 2014. In the nine months ended September 20, 2015, DES experienced an increase in Canadian dollar revenues due to an increase in activity at certain care and maintenance sites, which was largely offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Revenue from the Company’s management contract with UPC was $431,000 and $1,352,000 during the three and nine months ended September 30, 2015, compared to $395,000 and $1,620,000 for the same periods in 2014. The decrease in revenues during 2015 was due to a reduction in purchase commissions earned from UPC’s purchases of uranium and a decrease in management fees earned based on UPC’s monthly net asset value during the period.

Operating Expenses

McClean Lake is comprised of several uranium deposits and a high-grade uranium mill and is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. The McClean Lake uranium mill is one of the world’s largest uranium processing facilities. Expansion of the mill from 13 million to 24 million pounds annual U3O8 production capacity is ongoing while the mill processes ore from Cigar Lake under a toll milling agreement. Commissioning of the mill up to 18 million pounds annual U3O8 production capacity has begun and is expected to be completed in late 2015 or early 2016. The expansion remains fully funded by the CLJV.

Operating expenses in Canada were $617,000 and $1,283,000 during the three and nine months ended September 30, 2015, compared to $140,000 and $397,000 in the same periods in 2014. Most of the operating expenses are attributable to activity involving the McClean Lake joint venture. Operating costs were higher during 2015 primarily due to depreciation of mill capital assets, as a result of the processing of Cigar Lake ore at the McClean Lake mill.

Operating expenses during the three and nine months ended September 30, 2015 include costs relating to Denison Environmental Services (“DES”) totaling $1,858,000 and $5,062,000, respectively, compared to $1,764,000 and $4,967,000 in the same periods in 2014. During 2015, DES experienced an increase in Canadian dollar operating expenses due to an increase in activity at certain care and maintenance sites, which was largely offset by the favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

General and Administrative

Total general and administrative expenses were $2,466,000 and $5,803,000 during the three and nine months ended September 30, 2015, compared with $1,535,000 and $6,041,000 during the same periods in 2014. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses for the nine months ending September 30, 2015, was primarily a result of a decrease in office costs and the favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses, partly offset by an increase in project costs associated with the Arrangement of $1,181,000.

Foreign Exchange Income and Expense

During the three and nine months ended September 30, 2015, foreign exchange expense was $16,294,000 and $20,551,000, respectively, compared with foreign exchange income of $1,487,000 and foreign exchange expense of $8,566,000 during the same periods in 2014. The increase in the foreign exchange expense during 2015 is due to unfavourable fluctuations in foreign exchange rates primarily related to the weakening of the Zambian Kwacha against the US dollar, resulting in a foreign exchange expense on the revaluation of US dollar denominated intercompany debt.

Other Income and Expenses

The Company recognized other income of $64,000 and other expenses of $539,000 during the three and nine months ended September 30, 2015, respectively, compared to other expenses of $81,000 and other income of $561,000 during the same periods in 2014. The Company recognized $423,000 in losses on investments carried at fair value during the nine months ended September 30, 2015.

Liquidity & Capital Resources

Cash and cash equivalents were $7,061,000 at September 30, 2015 compared with $18,640,000 at December 31, 2014. The decrease of $11,579,000 was primarily due to net cash used in operations of $15,001,000, net cash used in investing activities of $6,317,000 and a net foreign exchange loss of $1,969,000 on the translation of currency balances at period end, partly offset by net cash provided by financing activities of $11,708,000.

Net cash used in operating activities of $15,001,000 during the nine months ended September 30, 2015 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $6,317,000 consists primarily of cash used to purchase investments of $8,134,000 and property, plant and equipment of $1,871,000, partly offset by cash provided by the maturity of investments in debt instruments totaling $4,033,000. Property, plant and equipment spending includes the additional 1.55% interest earned on the Waterbury Lake property of $835,000.

Net cash provided by financing activities of $11,708,000 largely reflects net proceeds received on the issuance of flow-through common shares. On May 26, 2015, the Company closed a CAD$15 million private placement for the issuance of 12,000,000 flow-through common shares at a price of CAD$1.25 per share. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2016. As at September 30, 2015, the company has spent CAD$373,000 towards its obligation to spend CAD$15 million on eligible Canadian exploration expenses associated with this financing. Other financing activities included proceeds received from the issuance of common shares on the exercise of stock options and warrants for a total of $411,000.

As at September 30, 2015, the Company has fulfilled its obligation to spend CAD$14,997,000 on eligible Canadian exploration expenses under the flow-through share financing completed in August 2014.

The Company holds a large majority of its cash and investments in Canadian dollars. As at September 30, 2015, the Company’s cash and cash equivalents and current investments amount to CAD$19,468,000.

Reclamation Sites

Elliot Lake – Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake Reclamation Trust Fund. At September 30, 2015, the amount of restricted cash and investments relating to the Elliot Lake Reclamation Trust fund was $2,212,000.

McClean Lake and Midwest – Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province. The Company has in place irrevocable standby letters of credit from a chartered bank in favour of Saskatchewan’s Ministry of Environment, totaling CAD$9,698,000 which relate to a previously filed reclamation plan. Under the preliminary updated plan submitted in November 2014, the Company expects to increase its pro-rata share of financial assurances to the Province to approximately CAD$22,446,000.

Outstanding Share Data

At November 5, 2015, there were 518,438,669 common shares issued and outstanding, stock options outstanding for 7,057,210 Denison common shares, and nil warrants outstanding for a total of 525,495,879 common shares on a fully-diluted basis.

Outlook for 2015

At the end of the second quarter, the Company’s Previous Outlook was revised to reflect additional spending in Mongolia incurred in connection with the Mongolian Transaction. The Previous Outlook also includes modifications that were made at the end of the first quarter for revisions to the budgeted USD$ to CAD$ foreign exchange rate to 1.24 from 1.12, as a result of the significant devaluation of the Canadian dollar. The Company’s Current Outlook has been further modified at the end of the third quarter, to reflect actual expenditures as at September 30, 2015 and to incorporate updated spending estimates for the remainder of the year.

(in thousands)	Previous Outlook 2015 (1)(4)	Current Outlook 2015 (1)	Actual to September 30, 2015 (3)
Canada (2)
Toll Milling Revenue	$2,080	$2,540	$1,887
Mineral Sales	1,120	—	—
Mineral Property Exploration	(12,890)	(13,070)	(12,465)
Development & Operations	(1,620)	(1,250)	(733)

	(11,310)	(11,780)	(11,311)

Africa
Zambia, Mali and Namibia	(2,340)	(2,240)	(1,586)

	(2,340)	(2,240)	(1,586)

Asia
Mongolia	(1,200)	(1,300)	(1,117)

	(1,200)	(1,300)	(1,117)

Other Activities (2)
UPC Management	1,680	1,680	1,237
DES Environmental Services	150	400	346
Corporate General & Administration	(4,150)	(5,470)	(4,406)

	(2,320)	(3,390)	(2,823)

Total	$(17,170)	$(18,710)	$(16,837)

(1)	Only material operations are shown.
(2)	Outlook figures have been converted using a US$ to CAD$ exchange rate of 1.24.
(3)	The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and excludes non-cash depreciation and amortization amounts totaling $1,844,000.
(4)	Reflects Outlook 2015 figures as disclosed in the Six Months Ended June 30, 2015 MD&A.

Canada

Toll Milling Revenue, Mineral Sales, Development & Operations

If production continues at current rates, the McClean Lake mill could produce more than 10 million packaged pounds of U3O8 by the end of this year (previously targeted at six to eight million packaged pounds). To reflect the increase in production, toll milling revenue for 2015 is now projected to total $2.5 million. Production will be primarily from Cigar Lake ore.

Mineral sales of approximately 26,000 pounds U3O8 recovered from McClean Lake ore has been deferred until market conditions improve.

Denison’s share of operating and capital expenditures at McClean Lake for 2015 is now forecasted to be $260,000, while total expenditures on SABRE, McClean North and Midwest projects remain unchanged and are planned to be CAD$900,000 on SABRE (Denison’s share, CAD$203,000) and CAD$375,000 on McClean North and Midwest (Denison’s share, CAD$94,000).

Reclamation expenditures at Elliot Lake are now projected to be $550,000.

Mineral Property Exploration

All field activities for 2015 are now complete and the results have been presented. Annual assessment reports are being written and planning is well under way for the 2016 exploration season, which will begin with winter programs starting in January after freeze-up in northern Saskatchewan.

Wheeler River

Given the close proximity of the Gryphon and Phoenix deposits, the Company is currently working on a Preliminary Economic Assessment (“PEA”) to validate the co-development potential of the two deposits as a single uranium development project. The results of the PEA are expected in early fiscal 2016.

Exploration is also expected to continue around the Gryphon deposit, where recent drilling has continued to return encouraging results that suggest the area around Gryphon and the entire K-North trend has the potential to host additional zones of significant basement and unconformity mineralization related to the Gryphon deposit.

In 2016, two other areas beyond the K-North trend called the O Zone and Q Central area are also expected to be explored. The O Zone is characterized by weak uranium mineralization along a strong conductor associated with an 80 metre offset of the unconformity. This large area has been tested by only six historic drill holes, five of which were completed too far into the hangingwall side of the structure and failed to intersect the fault. Drilling at Q Central, in the past, has returned significant uranium intersections, including 1.5% U3O8 over 0.5 metres in drill hole WR-204, associated with faulted graphitic pelites in contact with quartzite and warrants follow up.

Africa

The Company has now forecasted spending to be approximately $2.2 million during 2015 to maintain its projects in good standing, while the Company waits for market conditions that will permit a spin-out or disposal of its African portfolio. On its wholly owned Mutanga project in Zambia, activities to follow up on exploration targets generated through soil and radon sampling are being considered. In Mali, activities continue to focus on following up on the recently completed airborne geophysical surveying.

Asia

In Mongolia, the Company continues to pursue a sale of its 85% interest in the GSJV to UI. The current outlook for Mongolia has increased to $1.3 million for 2015, to reflect additional spending incurred in relation to the Mongolian Transaction activities.

Other Activities

The forecast for management fees generated from Denison’s management services agreement with UPC remain unchanged as are budgeted to be CAD$2.1 million in 2015.

At DES, revenue from operations is now forecasted to be $7.0 million and operating and capital expenses are now projected to be $6.6 million, resulting in an increase DES’ contribution of roughly $250,000.

Corporate general and administration expenses are now forecasted to be $5.5 million in 2015 to reflect additional project costs associated with the Arrangement.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and its Form 40-F available at www.sec.gov/edgar.shtml.

Additional Information

Denison’s consolidated financial statements for the nine month period ended March 31, 2015 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 390,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of customers.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates President and Chief Executive Officer	(416) 979-1991 ext 362

Sophia Shane Investor Relations	(604) 689-7842

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section in Denison’s Management’s Discussion and Analysis dated August 5, 2015, Annual Information Form dated March 5, 2015 and available at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.